SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,

HELD ON MARCH 29, 2010.

1. DATE, TIME AND PLACE: March 29, 2010, at 05:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, representing a quorum under the terms of the Company’s Bylaws.

4. AGENDA: (i) to approve the first rescheduling of the 2nd issued, 2nd series debentures of the Company; (ii) to authorize the disclosure of the Manual for Attending General Shareholders’ Meetings, as well as the publication of the Call Notice for Regular and Special Shareholders’ Meetings of the Company, in conformity with the applicable laws.

5. RESOLUTIONS: the Directors, after analysis and discussion, approved the following matters by unanimous vote, without exceptions:

5.1.      the first Rescheduling of the 2nd Series, 2nd Issue, Registered, Book-Entry Type, Non-Convertible Debentures with Personal Guarantee of the Company, the details of which were approved in the resolutions passed on April 25, 2005 and on May 13, 2005 (“Second Issue Debentures”, “Second Series Debentures” and “Rescheduling”, respectively), under the following terms and conditions:

(i)        Term: upon Rescheduling, the term of the Second Series Debentures will be 2 years, counted from the Rescheduling date, that is, from May 01, 2010 (“Rescheduling Date”) until May 01, 2012;

(ii)       Income: income will be payable on the Second Issue Debentures at the rate of one hundred and six percent (106.0%) of the accrued variation of the average daily rates of the “over extra group” DI rates – one-day Interfinancial Deposits, calculated and disclosed by the CETIP, in its Daily Newsletter, available from its webpage (http://www.cetip.com.br), on the basis of two hundred and fifty-two (252) business days, expressed as a yearly percentage (the “DI Rate”), calculated on a pro rata temporis basis, from the Rescheduling Date until May 01, 2012, (“New Capitalization Period”).

(iii)      Right of Withdraw: holders of the Second Series Debentures who do not accept the Rescheduling conditions that were set out, will be entitled to request the Company to purchase the aggregate amount of their Second Series Debentures, until the fifteenth (15th) business day prior to the Rescheduling Date, that is, April 09, 2010, in which case the Company will be required to repurchase all the Second Issue Debentures the repurchase of which was requested by the holders thereof, upon payment of their Unit Face Value (as defined in the indenture of the Second Issue Debentures), added by the 2nd Series income, calculated on a pro rata temporis basis, from the latest payment date of the 2nd Series until the Rescheduling Date, the Issuer being entitled to replace them at any time, with due regard to eventual restrictions governing replacement conditions set forth in the Indenture. In the event of non-agreement by the holders of Second Series Debentures the amount of which is equal or higher than two hundred million reais (R$200,000,000.00), the Company may, at its sole discretion, redeem all the outstanding Second Series Debentures, until thirty (30) days counted from the Rescheduling Date of the Second Issue Debentures, which redemption shall occur on one same date for all the Second Series Debentures, upon resolution of this Board of Directors and publication of notice to the debenture holders at least fifteen (15) days in advance. The above referred redemption shall be effected by the Company upon payment of the unit face value, added by the 2nd Series income, calculated on a pro rata temporis basis, from the latest 2nd Series income payment date until the actual redemption date. The Company shall not be liable to pay any amount whatsoever by way of premium or bonus on the amount to be redeemed under the terms described above.

5.2.      authorization for the Executive Committee to perform any and all acts necessary for the implementation of the Rescheduling, including, without limitation, the publication of a Notice to Debenture Holders and other applicable actions;

5.3.      the terms of the Manual for Attending General Shareholders’ Meetings and of the Call Notice for Regular and Special Shareholders’ Meetings, with the Executive Committee being since now authorized to adopt the necessary actions for the performance of the act.

Since there was nothing else to be discussed, the meeting was closed, and these minutes were drawn-up, and upon being read and approved were signed by the Directors and by the Secretary, and transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; Carlos Manuel Mendes Fidalgo Moreira da Cruz; José Guimarães Monforte and Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on March 29, 2010, as drawn-up in proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.